SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendment Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Y2685T 10 7
(CUSIP Number)

Peter C. Georgiopoulos
c/o Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10019
(212) 763-5600

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attn: Thomas E. Molner
(212) 715-9100

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 14, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D
CUSIP No. Y2685T 10 7

1)     NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Peter C. Georgiopoulos
_____________________________________________________________________________
 2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ☐
(b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS               OO (see Instructions)
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
_______________________________________________________________

7) SOLE VOTING POWER
NUMBER OF                                     3,049
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY                                12,449,790
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON                     3,049
WITH   ____________________________________________________________
10) SHARED DISPOSITIVE POWER
                       12,449,790
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,452,839
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              48.96%

__________________________________________________________________________
14) TYPE OF REPORTING PERSON     IN (see Instructions)
__________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2005 by and on behalf of Peter C. Georgiopoulos (the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at 299 Park Avenue, 20th Floor, New York, New York 10171.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to add the following:

No cash or other consideration was paid in connection with the distributions of common stock on April 14, 2006 described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On April 14, 2006, Mr. Georgiopoulos acquired beneficial ownership of 1,849 shares of Common Stock by means of a distribution to Mr. Georgiopoulos of such stock held by Fleet Acquisition LLC, of which Mr. Georgiopoulos is a member. On the same date, Fleet Acquisition LLC disposed of 1,050,210 shares of Common Stock by Fleet Acquisition LLC by means of a distribution to certain of its other members. As detailed in Item 5 below, Mr. Georgiopoulos may be deemed to beneficially own shares of Common Stock held by Fleet Acquisition LLC.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Person may be deemed to beneficially own an aggregate of 12,452,839 shares of Common Stock, representing approximately 48.96% of the shares of Common Stock outstanding as at the date hereof.

12,449,790 shares of Common Stock are owned by Fleet Acquisition LLC, a Marshall Islands limited liability company. These securities may be deemed beneficially owned by Mr. Georgiopoulos by virtue of his membership interest in Fleet Acquisition LLC and his status as a representative on the Management Committee thereof. Mr. Georgiopoulos disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed to be an admission that Mr. Georgiopoulos has beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b) The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of 3,049 shares of Common Stock reported on this Schedule, including 1,200 restricted shares of Common Stock that the Issuer previously granted to the Reporting Person as incentive compensation, and shared power to vote or to direct the vote of and to dispose of or direct the disposition of all other shares reported on this Schedule.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 30, 2006

/s/ PETER C. GEORGIOPOULOS
PETER C. GEORGIOPOULOS

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